WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

02028638

April 22, 2002

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on April 10, 2002.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
David H. Wollmuth
Authorized Representative

dlw 4/25

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

Mr D H Wollmuth
Wollmuth Maher & Deutsch LLP
500 Fifth Avenue
New York
New York 10110

Date 10 April 2002

Dear Mr Wollmuth

STOCK EXCHANGE ANNOUNCEMENT

I enclose a copy of an announcement which was released to the Stock Exchange today. I would be grateful if you could ensure this is filed with the Securities and Exchange Commission. I also enclose a duplicate set which should be date stamped by the SEC and retained by your office to confirm filing.

In addition I enclose a copy of the Announcement for your information.

Yours sincerely

P A Farrell

PATRICIA FARRELL
COMPANY SECRETARIAT
Room B130
020 7268 3377
Fax: : 020 7268 2440
Pat.Farrell@mark-and-spencer.com

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82.1961
Your ref:

Date 10 April 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

P A Jarrett

pp Graham Oakley
Company Secretary

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS AND SPENCER GROUP P.L.C.
TRADING STATEMENT

UK Trading:

UK sales (including VAT) for the 11-week period to 30th March 2002 and the 52-week full-year period to the same date were:

	11 weeks to 30th March % on Last Year		52 weeks to 30th March % on Last Year	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	+16.5		+3.4	
Home	+6.2		+4.9	
General	+15.5	+16.6	+3.5	+3.5
Food	+6.0	+4.5	+5.7	+4.4
Total	+10.9	+10.6	+4.5	+4.0

The impact of an early Easter, together with associated general merchandise promotional activity, was to add an estimated 3% to General and 1.8% to Food sales for the quarter.

Sales progress was achieved in all areas of adult clothing over the quarter resulting in modest gains in market share. The strongest sales performance was in womenswear and menswear.

Food performance was against an exceptionally strong quarter last year of +8.0% due to customers' "flight to quality" during the foot and mouth outbreak.

International:

Turnover for the full year, in the overseas businesses to be retained, decreased by 3% at constant exchange rates resulting from weaker performance in certain key franchises and Hong Kong.

Financial Services:

Financial Services turnover for the full year was down approximately 4% and personal loan advances have fallen in a very competitive environment.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

"I am delighted that our customers continue to react positively to the on-going improvements we are making to the appeal of our clothing and to the store environment. More customers are visiting our stores, being tempted to buy and spending more with us.

The response to our Spring ranges in both womenswear and menswear has been particularly encouraging, continuing the progress made over the Christmas period.

The performance of Foods was also good, given we were trading against a very strong period last year.

While pleased with our progress, I recognise our performance was helped by the buoyant High Street trading conditions and the fact we were up against weak comparatives in the fourth quarter last year. We still have a long way to go to recover lost ground, but I am confident that by continuously driving improvements for our customers we can secure the recovery."

<u>Guidance for 2002/03</u>

- The UK clothing market remains buoyant, reflecting high levels of consumer confidence driven by low interest rates and a strong housing market. We are not assuming, however, that consumer spending levels will continue at the current rates throughout the whole of 2002/03. In addition, our clothing comparative sales will become more challenging as the year progresses.

- Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base, first announced in 1999.

- We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02.

- Underlying operating costs for 2002/03 are budgeted to increase slightly ahead of inflation. In addition, account should be taken of the following:

    - the full-year impact, approximately £25 million, of the sale and leaseback transaction
    - additional costs of approximately £15 million relating to the new Zip project which will improve the efficiency of our supply chain in childrenswear and lead to improvements in our primary margin in future periods
    - one-off costs of approximately £10 million, which will be incurred principally for I.T and infrastructure in preparation for the move of the Corporate Head Office to Paddington Basin

For further information, please contact:

Alison Reed – Group Finance Director +44 207 268 6740
Tony Quinlan/Nick Jones – Investor Relations +44 207 268 4195/6594
Marks & Spencer Corporate Press Office +44 207 268 1919

The Preliminary Results will be announced on Tuesday, 21st May.

MARKS AND SPENCER GROUP P.L.C.
TRADING STATEMENT

UK Trading:

UK sales (including VAT) for the 11-week period to 30th March 2002 and the 52-week full-year period to the same date were:

	11 weeks to 30th March % on Last Year		52 weeks to 30th March % on Last Year	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	+16.5		+3.4	
Home	+6.2		+4.9	
General	+15.5	+16.6	+3.5	+3.5
Food	+6.0	+4.5	+5.7	+4.4
Total	+10.9	+10.6	+4.5	+4.0

The impact of an early Easter, together with associated general merchandise promotional activity, was to add an estimated 3% to General and 1.8% to Food sales for the quarter.

Sales progress was achieved in all areas of adult clothing over the quarter resulting in modest gains in market share. The strongest sales performance was in womenswear and menswear.

Food performance was against an exceptionally strong quarter last year of +8.0% due to customers' "flight to quality" during the foot and mouth outbreak.

International:

Turnover for the full year, in the overseas businesses to be retained, decreased by 3% at constant exchange rates resulting from weaker performance in certain key franchises and Hong Kong.

Financial Services:

Financial Services turnover for the full year was down approximately 4% and personal loan advances have fallen in a very competitive environment.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

"I am delighted that our customers continue to react positively to the on-going improvements we are making to the appeal of our clothing and to the store environment. More customers are visiting our stores, being tempted to buy and spending more with us.

The response to our Spring ranges in both womenswear and menswear has been particularly encouraging, continuing the progress made over the Christmas period.

The performance of Foods was also good, given we were trading against a very strong period last year.

While pleased with our progress, I recognise our performance was helped by the buoyant High Street trading conditions and the fact we were up against weak comparatives in the fourth quarter last year. We still have a long way to go to recover lost ground, but I am confident that by continuously driving improvements for our customers we can secure the recovery."

Guidance for 2002/03

- The UK clothing market remains buoyant, reflecting high levels of consumer confidence driven by low interest rates and a strong housing market. We are not assuming, however, that consumer spending levels will continue at the current rates throughout the whole of 2002/03. In addition, our clothing comparative sales will become more challenging as the year progresses.

- Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base, first announced in 1999.

- We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02.

- Underlying operating costs for 2002/03 are budgeted to increase slightly ahead of inflation. In addition, account should be taken of the following:

  - the full-year impact, approximately £25 million, of the sale and leaseback transaction
  - additional costs of approximately £15 million relating to the new Zip project which will improve the efficiency of our supply chain in childrenswear and lead to improvements in our primary margin in future periods
  - one-off costs of approximately £10 million, which will be incurred principally for I.T and infrastructure in preparation for the move of the Corporate Head Office to Paddington Basin

For further information, please contact:

Alison Reed – Group Finance Director +44 207 268 6740
Tony Quinlan/Nick Jones – Investor Relations +44 207 268 4195/6594
Marks & Spencer Corporate Press Office +44 207 268 1919

The Preliminary Results will be announced on Tuesday, 21st May.